J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179

Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036

BofA Securities, Inc.
One Bryant Park
New York, New York 10036
December 1, 2020

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Seer, Inc.
Registration Statement on Form S-1
File No. 333-250035
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Seer, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on December 3, 2020 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, request by telephone that such Registration Statement be declared effective.
Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that approximately 2,400 copies of the Preliminary Prospectus, dated November 30, 2020, and included in the above-named Registration Statement, as amended, were distributed during the period from November 30, 2020 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,
J.P. MORGAN SECURITIES LLC
MORGAN STANLEY & CO. LLC
BOFA SECURITIES, INC.

Acting on behalf of themselves and the several underwriters

by:	J.P. MORGAN SECURITIES LLC

by:	/s/ Benjamin Burdett

Name: Benjamin Burdett
Title: Managing Director

by:	MORGAN STANLEY & CO. LLC

by:	/s/ Chris Rigoli

Name: Chris Rigoli
Title: Vice President

by:	BOFA SECURITIES, INC.

by:	/s/ Sumit Mukherjee

Name: Sumit Mukherjee
Title: Managing Director
[Signature Page to Underwriters’ Acceleration Request]